SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from __________ to __________
Commission File Number: 000-51166
COMMUNITY SHORES BANK 401(K) PLAN
COMMUNITY SHORES BANK CORPORATION
1030 W. NORTON AVENUE
MUSKEGON, MICHIGAN 49441
(231) 780-1800

COMMUNITY SHORES BANK 401(k) PLAN

PAGE
Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2009 and 2008

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

Supplementary Information as of December 31, 2009

Form 5500 Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11-13
EX-23
EX-32.1
EX-32.2
Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants
Community Shores Bank 401(k) Plan
1030 W. Norton Avenue
Muskegon, Michigan 49441
We have audited the accompanying statements of net assets available for benefits of Community Shores Bank 401(k) Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2009 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.
/s/ Rehmann Robson, P.C.
Rehmann Robson, P.C.
Grand Rapids, Michigan
June 28, 2010

COMMUNITY SHORES BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2009	2008
ASSETS
Investments at fair value
Pooled separate accounts	$2,100,189	$1,549,900
Community Shores Bank Corporation common stock	48,208	90,006
Guaranteed investment contract	5,179	4,328
Participant loans	4,334	5,593

Total investments at fair value	2,157,910	1,649,827

Cash	9	30

Total assets (equal to net assets available for benefits)	$2,157,919	$1,649,857

The accompanying notes are an integral part of these financial statements.

COMMUNITY SHORES BANK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2009	2008
Additions to net assets attributed to
Contributions
Participant	$193,775	$254,872
Employer	57,484	143,271

Total contributions	251,259	398,143

Interest, dividends and other income	536	444

Total additions	251,795	398,587

Deductions from net assets attributed to
Benefits paid to participants	68,503	96,147
Administrative expenses	14,982	16,473

Total deductions	83,485	112,620

Net appreciation (depreciation) in aggregate fair value of investments	339,752	(767,987)

Net increase (decrease)	508,062	(482,020)

Net assets available for benefits
Beginning of year	1,649,857	2,131,877

End of year	$2,157,919	$1,649,857

The accompanying notes are an integral part of these financial statements.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Community Shores Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan
General
The Plan is a defined contribution plan covering all employees of Community Shores Bank (the “Bank” or “Sponsor”) who have six months of service and are 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may contribute annual compensation, as defined in the Plan, up to a maximum allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank may, at the discretion of its Board of Directors, make a matching contribution to the Plan on behalf of each participant. The matching formula was 100% of the first 3% of the compensation contributed and 50% of the next 3%, with a maximum contribution of 4.50% through May 31, 2009. Effective June 1, 2009, the Bank suspended the matching contribution. Participants direct the investment of contributions into various investment options offered by the Plan. In addition to Community Shores Bank Corporation common stock, the Plan currently offers one hundred and twenty-five pooled separate accounts, of which fifty-six were invested in as of December 31, 2009, and a guaranteed investment contract with John Hancock Life Insurance Company (“John Hancock”) as investment options for participants. Contributions to the Plan are subject to certain limitations.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution, when made, and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in employee deferral and employer matching contributions plus earnings thereon.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of 50% of the participants elective contributions account balance. Additionally, to be non-taxable, the loan cannot exceed $50,000 reduced by the participant’s highest outstanding loan balance during the 12 months immediately preceding the loan disbursement date. Loan terms may range from 1 to 5 years, or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 3.25% to 8.25%, which are commensurate with the prime rate at the time of the loan. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
On termination of service due to death, disability, retirement, or other reasons, a participant or his or her beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s account.
Administrative Expenses
The Plan’s administrative expenses, including salaries, accounting, recordkeeping, and legal, are paid by the Bank and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Trustee and custodial service fees related to John Hancock are paid by the Plan. Fees for common stock transactions through Northwestern Mutual Investment Services, LLC, the custodian of the common stock, are allocated to the accounts of those participants electing this investment option.
Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Management fees and operating expenses charged to the Plan for investments in pooled separate accounts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or as an addition to net depreciation in fair value of such investments.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements
In April and September 2009, the Financial Accounting Standards Board (FASB) issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share, and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.
Subsequent Events
The Plan Administrator has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.
2.	INVESTMENTS
Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2009	2008
Pooled separate accounts:
John Hancock Lifestyle Balanced	$570,551	$392,464
John Hancock Lifestyle Growth	180,031	114,223
John Hancock Energy	176,219	N/A
John Hancock Money Market Fund	242,262	282,047
John Hancock Lifestyle Conservative	*	87,904

Community Shores Bank Corporation common stock	*	90,006

*	Investment did not represent more than 5% of the Plan’s net assets available for benefit at end of year.
N/A Not an investment option outstanding as of the Plan year end.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in values as follows for the years ended December 31:

	2009	2008
Investments at fair value
Pooled separate accounts	$411,969	$(605,116)
Community Shores Bank Corporation common stock	(72,217)	(162,871)

Net appreciation (depreciation)	$339,752	$(767,987)

3.	FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under ASC 820 are described as follows:
Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Pooled separate accounts: These investments are valued using the net asset value (“NAV”) of units held by the Plan at year end as provided by John Hancock. The NAV is based on the fair value of the underlying assets owned by the fund, net of the investment management fee. The investment management fee is deducted prior to setting the daily unit value.
Common stock: Community Shores Bank Corporation common stock is valued at the closing price reported in the Nasdaq Stock Market in which the individual securities are traded.
Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.
Participant loans: Valued at amortized cost, which approximates fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2009	Level 1	Level 2	Level 3	Total
Pooled separate accounts
Domestic Equity Funds	$—	$249,398	$—	$249,398
Sector Funds	—	325,326	—	325,326
Index Funds	—	77,934	—	77,934
International & Global Equity Funds	—	67,260	—	67,260
Fixed Income Funds	—	382,978	—	382,978
Balanced Funds	—	47,999	—	47,999
Lifestyle Funds	—	937,712	—	937,712
Lifecycle Funds	—	11,582	—	11,582

Total pooled separate accounts	—	2,100,189	—	2,100,189

Common stock
Financial institution	48,208	—	—	48,208
Guaranteed investment contract
Guaranteed Interest Account	—	5,179	—	5,179
Participant loans	—	—	4,334	4,334

Total assets at fair value	$48,208	$2,105,368	$4,334	$2,157,910

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

2008	Level 1	Level 2	Level 3	Total
Pooled separate accounts
Domestic Equity Funds	$—	$180,898	$—	$180,898
Sector Funds	—	154,761	—	154,761
Index Funds	—	63,635	—	63,635
International & Global Equity Funds	—	34,191	—	34,191
Fixed Income Funds	—	410,551	—	410,551
Balanced Funds	—	32,947	—	32,947
Lifestyle Funds	—	667,414	—	667,414
Lifecycle Funds	—	5,503	—	5,503

Total pooled separate accounts	—	1,549,900	—	1,549,900

Common stock Financial institution	90,006	—	—	90,006
Guaranteed investment contract Guaranteed Interest Account	—	4,328	—	4,328
Participant loans	—	—	5,593	5,593

Total assets at fair value	$90,006	$1,554,228	$5,593	$1,649,827

The table below sets forth a summary of change in the fair value of the Plan’s level 3 assets for the year ended December 31:

	Participant Loans
	2009	2008
Balance, beginning of year	$5,593	$7,075
Issuances and settlements, net	(1,259)	(1,482)

Balance, end of year	$4,334	$5,593

4. RELATED PARTY TRANSACTIONS
Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Plan investments consist of pooled separate accounts and an investment contract managed by John Hancock and common stock managed by Northwestern Mutual Investment Services, LLC. John Hancock and Northwestern Mutual Investment Services, LLC are the custodians of the Plan and, therefore, these transactions qualify as party-in-interest. Professional fees related to the trustee and custodial services for the Plan’s assets paid by the Plan to John Hancock amounted to $13,826 and $15,083 for 2009 and 2008, respectively. Professional fees related to certain custodial services for the Plan’s assets paid by the Plan to Northwestern Mutual Investment Services, LLC amounted to $1,156 and $1,390 for 2009 and 2008, respectively.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
The Bank is a wholly owned subsidiary of Community Shores Bank Corporation, and, accordingly, the Plan’s investment in Community Shores Bank Corporation common stock as of December 31, 2009 and 2008 represents a party-in-interest transaction. The 60,261 and 45,003 shares of Community Shores Bank Corporation common stock held by the Plan as of December 31, 2009 and 2008, respectively, represent approximately 4.1% and 3.1% of the Company’s outstanding shares as of each of those dates.

5.	INCOME TAX STATUS

The Bank’s Board of Directors adopted the Prototype Non-Standardized Profit Sharing Plan with Cash or Deferred Arrangement (“CODA”). The Plan document has received an opinion letter from the Internal Revenue Service dated October 14, 2008, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt. The Plan has no income subject to unrelated business income tax.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in the Plan Sponsor’s common stock, a guaranteed investment contract, and in pooled separate accounts with underlying assets consisting of any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
* * * * *

SUPPLEMENTARY INFORMATION

COMMUNITY SHORES BANK 401(K) PLAN
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31 2009
PLAN #001
EIN 38-3438092

	(b) Identity of	(c) Description of
	Issue, Borrower,	Investment Including	(e)
	Lessor, or	Maturity Date, Rate of Interest, Collateral,	Current
(a)	Similar Party	Par or Maturity Value	Value
	Pooled separate accounts
*	John Hancock	Lifestyle Balanced, 2,822 units	$570,551
*	John Hancock	Money Market Fund, 18,533 units	242,262
*	John Hancock	Lifestyle Growth, 642 units	180,031
*	John Hancock	Energy, 2,146 units	176,219
*	John Hancock	PIMCO Total Return, 4,818 units	97,160
*	John Hancock	Lifestyle Moderate, 570 units	91,638
*	John Hancock	Lifestyle Conservative, 364 units	65,906
*	John Hancock	Natural Resources Fund, 1,448 units	62,606
*	John Hancock	T. Rowe Price Science & Technology, 1,581 units	60,511
*	John Hancock	American Balanced Fund, 2,137 units	44,339
*	John Hancock	Davis New York Venture, 1,696 units	43,835
*	John Hancock	Total Stock Market Index Fund, 3,142 units	37,276
*	John Hancock	Franklin Balance Sheet, 427 units	34,642
*	John Hancock	The Growth Fund of America, 1,076 units	33,263
*	John Hancock	Blue Chip Growth Fund, 1,428 units	31,064
*	John Hancock	Lifestyle Aggressive, 103 units	29,587
*	John Hancock	500 Index Fund, 46 units	29,108
*	John Hancock	Oppenheimer Developing Market, 535 units	28,657
*	John Hancock	T. Rowe Price Small Cap Value, 494 units	21,587
*	John Hancock	Short-Term Federal, 1,067 units	21,219
*	John Hancock	Columbia Value & Restructuring, 441 units	20,830
*	John Hancock	Black Rock Large Value, 1,248 units	20,506
*	John Hancock	MFS Utilities, 1,066 units	20,267
*	John Hancock	EuroPacific Growth Fund, 377 units	19,451
*	John Hancock	Oppenheimer International Bond, 2,056 units	14,501
*	John Hancock	Washington Mutual Investors, 416 units	13,289
*	John Hancock	Investment Company of America, 371 units	12,761
*	John Hancock	International Equity Index Fund, 775 units	11,550
*	John Hancock	Small Cap Growth Index, 398 units	6,720
*	John Hancock	International Value Fund, 327 units	6,399
*	John Hancock	Mutual Global Discovery, 95 units	5,921
*	John Hancock	Total Return Fund, 208 units	5,079
*	John Hancock	Lifecycle 2035,460 units	4,300
(Continued)

COMMUNITY SHORES BANK 401(K) PLAN
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31 2009
PLAN #001
EIN 38-3438092

	(b) Identity of	(c) Description of	(e)
	Issue, Borrower,	Investment Including	Current
	Lessor, or	Maturity Date, Rate of Interest, Collateral,	Value
(a)	Similar Party	Par or Maturity Value
	Pooled separate accounts
*	John Hancock	Lifecycle 2045, 457 units	$4,260
*	John Hancock	Science & Technology Fund, 229 units	3,717
*	John Hancock	JH Templeton World, 97 units	3,235
*	John Hancock	FT Founding Allocation, 273 units	2,940
*	John Hancock	International Small Cap Fund, 101 units	2,651
*	John Hancock	JH LM Partners Global High Yield, 91 units	2,581
*	John Hancock	Lifecycle 2015, 253 units	2,502
*	John Hancock	T. Rowe Price Equity Inc., 64 units	2,130
*	John Hancock	Domini Social Equity, 62 units	2,057
*	John Hancock	Optimized All Cap Fund, 119 units	2,009
*	John Hancock	Real Estate Securities Fund, 52 units	2,006
*	John Hancock	JPM MidCap Value Fund, 73 units	1,655
*	John Hancock	Keeley Small Cap Value, 76 units	1,513
*	John Hancock	Oppenheimer Global, 26 units	946
*	John Hancock	BlackRock Global Allocation, 38 units	720
*	John Hancock	American Century Vista, 20 units	610
*	John Hancock	Mutual Beacon, 6 units	582
*	John Hancock	Lifecycle 2020, 53 units	519
*	John Hancock	All Cap Value Fund, 8 units	128
*	John Hancock	Mid Cap Stock Fund, 7 units	109
*	John Hancock	Mid Cap Index Fund, 5 units	108
*	John Hancock	PIMCO Global Bond, 6 units	89
*	John Hancock	PIMCO Real Return, 5 units	87

	Total pooled separate accounts		2,100,189
	Common stock
*	Community Shores Bank Corporation	60,261 shares of common stock	48,208
(Continued)

	(b) Identity of	(c) Description of
	Issue, Borrower,	Investment Including	(e)
	Lessor, or	Maturity Date, Rate of Interest,	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Value
	Guaranteed investment contract
*	John Hancock	Guaranteed Interest Account, 5,178 units, annual interest rate of 0.80%	$5,179
*	Participant loans	Loans, maturating in 1 to 10 years, annual interest rate 3.25% to 8.25%, secured by — participant account balances	4,334

*	Total investments		$2,157,910

(a)	An asterisk in this column identifies a person known to be a party-in-interest.

Exhibits:

EXHIBIT NO.	EXHIBIT DESCRIPTION

23	Independent Auditors’ Consent.

32.1	Certification of chief executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of chief financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY SHORES BANK 401(K) PLAN
Date: June 29, 2010	/s/ Tracey A. Welsh
Tracey A. Welsh
Trustee